Jardine Strategic

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

24th February 2004
For immediate release

Jardine Cycle & Carriage Limited
2003 Financial Statements and Dividend Announcement

The following press release was issued today by the Company's 53%-owned subsidiary, Jardine Cycle & Carriage Limited.

For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

Golin/Harris Forrest
Katherine Wang (852) 2501 7984

dlw 3/4

Jardine Cycle & Carriage

Jardine Cycle & Carriage Limited

239 Alexandra Road
Singapore 159930

Tel (65) 6473 3122
Fax (65) 6475 7088
www.jcclgroup.com

24 February 2004

JARDINE CYCLE & CARRIAGE LIMITED
2003 FINANCIAL STATEMENTS AND DIVIDEND ANNOUNCEMENT

Highlights

- Record profits achieved by the Group
- Balance sheet strengthened by rights issue
- Good progress in Astra:
    - Strong operating performance
    - Net debt reduced by US$374 million to US$346 million
    - Dividend distribution resumed
- Exit from underperforming Australian operations

"While satisfactory trading performances are expected from the Group's operations in 2004, Astra's contribution will reflect the loss of earnings from the Toyota manufacturing operations and the impact of any exchange rate volatility."

Anthony Nightingale, *Chairman*
24 February 2004

Group Results

	Year ended 31 December				
	2003 US$m	2002 US$m	*Change %*	**2003 S$m**	*Change %*
Revenue	**1,447**	1,362	*6*	**2,520**	*4*
Profit after tax	**198**	121	*63*	**345**	*59*
Underlying profit attributable to shareholders	**196**	133	*48*	**341**	*44*
Profit attributable to shareholders	**195**	119	*64*	**339**	*60*
	US¢	US¢		**S¢**	
Underlying earnings per share	**68.2**	50.3	*36*	**118.9**	*32*
Earnings per share	**67.8**	44.9	*51*	**118.1**	*47*
	As at 31 December				
	2003 US$m	2002 US$m	*Change %*	**2003 S$m**	*Change %*
Shareholders' funds	**993**	619	*61*	**1,688.8**	*57*
	US$	US$		**S$**	
Net asset value per share	**3.02**	2.56	*18*	**5.15**	*16*

The exchange rate of US$1=S$1.7010 (2002: US$1=S$1.734998) was used for translating assets and liabilities at the balance sheet date and US$1=S$1.7417 (2002: US$1=S$1.785475) was used for translating the results for the year.

The 2003 results are unaudited and have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The financial results for the year ended 31 December 2002 were audited in accordance with the Singapore Auditing Standards, and have been restated to comply with IFRS.

CHAIRMAN'S STATEMENT

Good progress was made by Jardine Cycle & Carriage in 2003 as record profits were achieved with another strong contribution from Astra and the Group's consolidated net debt was significantly reduced after a successful rights issue. Astra itself reached an important milestone as it resumed dividend distributions since the 1996 final dividend following the repayment of more than half of its parent company debt.

Performance

The Group's underlying profit grew 48% to US$196 million with the increase in equity-accounted contribution from Astra being the major component. Underlying earnings per share rose 36% to US¢68.2 per share, the lower increase reflecting the higher share capital following the rights issue. Net profit after exceptional items rose by 64% to US$195 million. The exceptional loss of US$1 million represented losses arising from a write-down on MCL Land's investment properties and Group's exit from Hyundai Australia offset by the US$19 million share of profit arising from the sale of Astra's stake in the Toyota manufacturing operations.

The underlying profit contribution from Astra increased to US$144 million, a rise of 42%, enhanced partly by the Company's increased shareholding. Good consumer demand in Indonesia supported an increase in sales in Astra's motor business, improved performances were also achieved in it's financing operations and agribusiness.

Profits in the Group's Singapore motor operations were flat in 2003, while New Zealand reflected good growth on the back of a buoyant commercial vehicle market. Profits in Malaysia declined due to the loss of the Mercedes-Benz distribution business, and Australia incurred a trading loss. Overall the underlying earnings from the motor vehicle operations increased by 66% to US$36 million due to the write-back of surplus provisions for warranties in Australia.

The underlying contribution from property, before exceptional items, increased by 14% to US$25 million despite lower development profits from MCL Land. The improvement arose from the reversal of a foreseeable loss provision on Ubi Tech Park, which is now almost fully sold.

Jardine Cycle & Carriage's consolidated net debt was reduced by US$162 million to US$204 million at the year end due to the rights issue and the exit from the Hyundai operations in Australia. The return on average capital employed increased to 20% despite the increase in shareholders' funds to US$993 million, or US$3.02 per share, following the rights issue.

The Board is recommending a final dividend of US¢7 per share less tax which, together with the interim dividend, will give an unchanged total dividend for the year of US¢9 per share. The total distribution, however, will have increased due to the enlarged share capital following the rights issue. As in the previous years, shareholders will continue to have the option to receive the dividend in scrip. Shareholders who do not elect for the scrip alternative will have the option to receive the dividend in Singapore dollars. In the absence of any election, the dividend will be paid in US dollars. Details on these electives will be furnished to shareholders in due course.

Developments

2003 was another year of significant change for Jardine Cycle & Carriage. The one-for-three rights issue at S$3.00 per rights share announced on 29 July 2003 was successful in raising US$141 million. The rights issue strengthened Jardine Cycle & Carriage's balance sheet by replacing part of the debt used to finance the strategic investment in Astra.

The Company's integration into the Jardine Matheson Group also gained momentum. The adoption of the Company's new name, Jardine Cycle & Carriage Limited acknowledges the Group's new parentage while retaining the value of the Company's distinguished operating history. The Group has also decided to present its accounts in United States dollars using International Financial Reporting Standards to reflect more fully its increasingly international nature.

Astra had a rights issue in January 2003, raising some US$158 million. The Group's participation in this and open market purchases resulted in a further US$135 million being invested in Astra shares during the year, increasing the Group's stake by 6% to 37%. Astra's rights issue and the sale of its Toyota manufacturing operations to Toyota for US$226 million have returned Astra's balance sheet to financial health. Its consolidated net debt was reduced by US$374 million to US$346 million, while its shareholders' funds increased to US$1,359 million. As more than 50% of its restructured debt has been repaid, Astra is now in a position to recommence the distribution of dividends. Astra has announced the payment of an interim dividend of Rp50 per share, with the intention of paying out 25% of the 2003 profits before exceptional items as a dividend.

United Tractors, Astra's remaining major affiliate in default on its debt, has reached agreement with the majority of its creditors to restructure its debt. Following which, United Tractors will proceed with a rights issue of at least US$75 million, which Astra intends to support.

In Australia, the Group sold its interest in the loss-making Hyundai distribution operations and also exited its 50% shareholding in the Audi distribution business. In Malaysia, the new arrangements for the distribution of Mercedes-Benz took effect from 1st January 2003. This has, as expected, had a significant impact on the profits of Cycle & Carriage Bintang, which remains the major retailer of Mercedes-Benz cars in Malaysia. As part of the restructuring process, Cycle & Carriage Bintang paid a special dividend with the funds arising from the transfer of the distribution stocks to DaimlerChrysler Malaysia.

Prospects

While satisfactory trading performances are expected from the Group's operations in 2004, Astra's contribution will reflect the loss of earnings from the Toyota manufacturing operations and the impact of any exchange rate volatility.

Anthony Nightingale
Chairman
24 February 2004

Jardine Cycle & Carriage Limited
Consolidated Profit and Loss Account for the year ended 31 December

	Note	2003 US$m	2002 US$m	Change %
Revenue	4	**1,446.8**	1,362.3	6
Cost of sales		**(1,274.1)**	(1,205.7)	6
Gross profit		**172.7**	156.6	10
Other operating income		**8.2**	11.7	- 30
Selling and distribution expenses		**(81.8)**	(70.7)	16
Administrative expenses		**(50.5)**	(42.7)	18
Other operating expenses		**(26.9)**	(37.5)	- 28
Operating profit		**21.7**	17.4	25
Net financing charges		**(7.3)**	(15.1)	- 52
Share of associates' and joint ventures' results		**195.4**	129.3	51
Profit before tax	4	**209.8**	131.6	59
Tax		**(11.9)**	(10.2)	17
Profit after tax	4	**197.9**	121.4	63
Profit attributable to:				
Shareholders		**194.7**	118.5	64
Minorities		**3.2**	2.9	10
		197.9	121.4	63
		US¢	US¢	
Earnings per share:				
- basic	7	**67.8**	44.9	51
- fully diluted	7	**67.7**	44.9	51

Jardine Cycle & Carriage Limited
Consolidated Balance Sheet at 31 December

	Note	2003 US$m	2002 US$m
Non-current assets			
Property, plant and equipment		**70.8**	72.1
Investment properties		**231.8**	259.1
Leasehold land payments		**15.4**	9.8
Interests in associates and joint ventures		**583.1**	307.6
Deferred tax assets		**1.9**	2.4
Non-current investments		**23.8**	-
Other non-current assets		**14.8**	11.6
Negative goodwill		**(14.1)**	(14.5)
		927.5	648.1
Current assets			
Development properties for sale		**339.6**	282.1
Properties for sale		**-**	2.9
Stocks		**177.6**	204.3
Debtors		**158.3**	210.5
Current tax assets		**2.3**	1.4
Short term investment		**1.7**	4.6
Bank and other liquid funds		**119.2**	82.1
		798.7	787.9
Total assets		**1,726.2**	1,436.0
Non-current liabilities			
Borrowings due after one year	9	**(63.3)**	(123.4)
Deferred tax liabilities		**(8.3)**	(5.0)
Non-current provisions		**(5.9)**	(11.3)
Other non-current liabilities		**(4.2)**	(7.6)
		(81.7)	(147.3)
Current liabilities			
Creditors		**(126.1)**	(128.3)
Provisions		**(20.5)**	(14.6)
Current tax liabilities		**(15.5)**	(12.9)
Borrowings due within one year	9	**(259.8)**	(324.1)
		(421.9)	(479.9)
Total liabilities		**(503.6)**	(627.2)
Net assets		**1,222.6**	808.8
Financed by:			
Share capital and reserves			
Share capital		**180.4**	130.6
Share premium		**239.9**	142.2
Fair value and other reserves		**13.5**	12.3
Revenue reserve		**559.1**	333.5
Shareholders' funds		**992.9**	618.6
Minorities		**229.7**	190.2
		1,222.6	808.8
Net asset value per share		**US$3.02**	US$2.56

Jardine Cycle & Carriage Limited

Consolidated Statement of Changes in Equity for the year ended 31 December

	Attributable to shareholders					Minorities	Total equity
	Share capital US$m	Share premium US$m	Fair value and other reserves US$m	Revenue reserve US$m	Total US$m	US$m	US$m
2003							
Balance at 1 January	130.6	142.2	12.3	333.5	618.6	190.2	808.8
Revaluation surplus	-	-	0.9	-	0.9	-	0.9
Fair value gain, net of tax - available for sale investments	-	-	2.8	-	2.8	-	2.8
Reserve realised on disposal of properties	-	-	(2.5)	2.5	-	-	-
Loss on dilution of interest in associates	-	-	-	(1.6)	(1.6)	0.5	(1.1)
Loss on dilution of interest in a subsidiary	-	-	-	(0.1)	(0.1)	0.1	-
Translation difference	-	-	-	47.5	47.5	5.3	52.8
Net gain not recognised in profit and loss account	-	-	1.2	48.3	49.5	5.9	55.4
Profit for the financial year	-	-	-	194.7	194.7	3.2	197.9
Total recognised gains for the financial year	-	-	1.2	243.0	244.2	9.1	253.3
Dividends (net)	-	-	-	(17.4)	(17.4)	(9.4)	(26.8)
Issue of shares	49.8	103.3	-	-	153.1	0.1	153.2
Share issue expenses	-	(5.6)	-	-	(5.6)	-	(5.6)
Change in attributable interest	-	-	-	-	-	(0.1)	(0.1)
Acquisition of new subsidiary	-	-	-	-	-	39.8	39.8
Balance at 31 December	180.4	239.9	13.5	559.1	992.9	229.7	1,222.6
2002							
Balance at 1 January	128.9	135.8	4.3	181.1	450.1	206.9	657.0
Revaluation surplus	-	-	8.2	-	8.2	-	8.2
Fair value gain, net of tax - available for sale investments	-	-	0.3	-	0.3	-	0.3
Reserve realised on disposal of an associate	-	-	(0.6)	-	(0.6)	-	(0.6)
Share of an associate's share premium	-	-	0.1	-	0.1	-	0.1
Gain on dilution of interest in an associate	-	-	-	1.7	1.7	-	1.7
Share of an associate's gain on dilution	-	-	-	5.3	5.3	-	5.3
Translation difference	-	-	-	42.6	42.6	12.3	54.9
Net gain not recognised in profit and loss account	-	-	8.0	49.6	57.6	12.3	69.9
Profit for the financial year	-	-	-	118.5	118.5	2.9	121.4
Total recognised gains for the financial year	-	-	8.0	168.1	176.1	15.2	191.3
Dividends (net)	-	-	-	(15.7)	(15.7)	(4.3)	(20.0)
Issue of shares	1.7	6.4	-	-	8.1	-	8.1
Change in attributable interest	-	-	-	-	-	(27.6)	(27.6)
Balance at 31 December	130.6	142.2	12.3	333.5	618.6	190.2	808.8

Jardine Cycle & Carriage Limited
Company Profit and Loss Account for the year ended 31 December

	2003 US$m	2002 US$m	Change %
Revenue	**132.6**	78.3	*69*
Other operating income	**0.3**	0.3	-
Total income	**132.9**	78.6	*69*
Administrative expenses	**(7.1)**	(3.9)	*82*
Others	**65.5**	55.2	*19*
Operating profit	**191.3**	129.9	*47*
Net financing charges	**5.9**	(2.9)	*nm*
Profit before tax	**197.2**	127.0	*55*
Tax	**(26.0)**	(17.1)	*52*
Profit attributable to shareholders	**171.2**	109.9	*56*

nm: not meaningful

Jardine Cycle & Carriage Limited
Company Balance Sheet at 31 December

	2003 US$m	2002 US$m
Non-current assets		
Property, plant and equipment	**0.9**	0.3
Interests in subsidiaries	**477.5**	453.2
Interests in associates	**22.9**	30.7
	501.3	484.2
Current assets		
Amount owing by subsidiaries	**595.0**	393.6
Amount owing by associates	**10.6**	11.4
Debtors	**0.7**	1.3
Short term investment	**0.1**	0.1
Bank and other liquid funds	**36.1**	12.4
	642.5	418.8
Total assets	**1,143.8**	903.0
Non-current liabilities		
Borrowings due after one year	**(5.6)**	(28.8)
Deferred tax liabilities	**(0.4)**	(0.8)
Other non-current liabilities	**-**	(3.9)
	(6.0)	(33.5)
Current liabilities		
Amount owing to subsidiaries	**(37.1)**	(32.8)
Creditors	**(3.8)**	(5.5)
Current tax liabilities	**(1.2)**	(1.0)
Borrowings due within one year	**(137.3)**	(193.1)
	(179.4)	(232.4)
Total liabilities	**(185.4)**	(265.9)
Net assets	**958.4**	637.1
Financed by:		
Share capital and reserves		
Share capital	**180.4**	130.6
Share premium	**239.9**	142.2
Revenue reserve	**538.1**	364.3
Shareholders' funds	**958.4**	637.1
Net asset value per share	**US$2.92**	US$2.64

Jardine Cycle & Carriage Limited
Company Statement of Changes in Equity for the year ended 31 December

	Share capital US$m	Share premium US$m	Revenue reserve US$m	Total US$m
2003				
Balance at 1 January	130.6	142.2	364.3	637.1
Translation difference	-	-	20.0	20.0
Profit attributable to shareholders	-	-	171.2	171.2
Total recognised gains for the financial year	-	-	191.2	191.2
Dividends (net)	-	-	(17.4)	(17.4)
Issue of shares	49.8	103.3	-	153.1
Share issue expenses	-	(5.6)	-	(5.6)
Balance at 31 December	180.4	239.9	538.1	958.4
2002				
Balance at 1 January	128.9	135.8	234.0	498.7
Translation difference	-	-	36.1	36.1
Profit attributable to shareholders	-	-	109.9	109.9
Total recognised gains for the financial year	-	-	146.0	146.0
Dividends (net)	-	-	(15.7)	(15.7)
Issue of shares	1.7	6.4	-	8.1
Balance at 31 December	130.6	142.2	364.3	637.1

Jardine Cycle & Carriage Limited

Consolidated Statement of Cash Flows for the year ended 31 December

	Note	**2003 US$m**	2002 US$m
Cash flows from operating activities			
Cash generated from operations	10	**159.8**	187.6
Interest paid		**(20.9)**	(19.7)
Interest received		**3.4**	2.2
Other finance costs paid		**(0.6)**	(0.4)
Income tax paid		**(8.3)**	(19.9)
		(26.4)	(37.8)
Net cash flows from operating activities		**133.4**	149.8
Cash flows from investing activities			
Sale of property, plant and equipment and properties for sale		**38.7**	1.9
Sale of shares in associates		**5.6**	16.4
Proceeds from sale of an investment property		**6.1**	10.1
Purchase of investment property		**-**	(0.1)
Purchase of property, plant and equipment		**(10.1)**	(5.1)
Purchase of shares in subsidiaries		**(0.1)**	(13.4)
Purchase of shares in associates		**(144.3)**	(8.5)
Acquisition of a subsidiary, net of cash acquired		**21.4**	-
Disposal of subsidiaries, net of cash disposed		**7.2**	-
Acquisition of business goodwill		**-**	(0.5)
Dividends received from associates (net)		**56.6**	4.6
Net cash flows (used in)/from investing activities		**(18.9)**	5.4
Cash flows from financing activities			
Proceeds from issue of shares		**137.8**	0.4
Net repayment of loans		**(196.9)**	(110.3)
Loans to minorities and associates		**(1.1)**	(0.5)
Investments by minorities		**0.1**	-
Dividends paid to minorities		**(12.5)**	(6.6)
Dividends paid (net)		**(7.7)**	(8.0)
Net cash flows used in financing activities		**(80.3)**	(125.0)
Net change in cash and cash equivalents		**34.2**	30.2
Cash and cash equivalents at the beginning of the year		**81.9**	52.2
Effect of exchange rate changes		**-**	(0.5)
Cash and cash equivalents at the end of the year		**116.1**	81.9

1 Basis of preparation

The financial statements of the Group and the Company had previously been prepared in accordance with the Singapore Statements of Accounting Standard ("SAS"). Pursuant to the Singapore Companies (Amendment) Act 2002, with effect from financial year commencing on or after 1 January 2003, Singapore-incorporated companies are required to prepare and present their statutory accounts in accordance with the Singapore Financial Reporting Standards ("FRS"). During the financial year, the Registrar of Companies and Businesses approved the Company's application for an exemption on compliance with the FRS on the condition that disclosures are made to reconcile the differences between the accounting treatment for investment properties under FRS 25 Accounting for Investments and IAS 17 Leases and IAS 40 Investment Property. These disclosures are set out in Note 3.

These financial statements are the first published financial statements of the Group and the Company prepared in accordance with the International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") issued by the International Accounting Standards Board and related interpretations issued by the International Financial Reporting Interpretation Committee "IFRIC").

The change to IFRS is to better serve the needs of the readers of the Group's and the Company's financial statements, who are spread globally and reflects the international nature of the Group as well as aligns the accounting policies of the Group and the Company with that of its ultimate holding company, Jardine Matheson Holdings Limited.

The Group and the Company have adopted IFRS 1: First time adoption of International Financial Reporting Standards in preparing the 2003 financial statements and have also implemented the following revised International Accounting Standards in 2003 in advance of their effective dates:

IAS 1 (revised 2003)	Presentation of Financial Statements
IAS 2 (revised 2003)	Inventories
IAS 8 (revised 2003)	Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10 (revised 2003)	Events after the Balance Sheet Date
IAS 16 (revised 2003)	Property, Plant and Equipment
IAS 17 (revised 2003)	Leases
IAS 21 (revised 2003)	The Effects of Changes in Foreign Exchange Rates
IAS 24 (revised 2003)	Related Party Disclosures
IAS 27 (revised 2003)	Consolidated and Separate Financial Statements
IAS 28 (revised 2003)	Investments in Associates
IAS 31 (revised 2003)	Interests in Joint Ventures
IAS 32 (revised 2003)	Financial Instruments: Disclosure and Presentation
IAS 33 (revised 2003)	Earnings per Share
IAS 39 (revised 2003)	Financial Instruments: Recognition and Measurement
IAS 40 (revised 2003)	Investment Property

The complete list of the Group's and the Company's significant accounting policies will be presented in the Annual Report.

The financial statements of the Group and the Company had until 31 December 2002 been prepared in accordance with SAS. SAS differs in certain respects from IFRS. When preparing the Group's and the Company's 2003 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the SAS financial statements to comply with IFRS. The comparative figures in respect of 2002 were restated to reflect these adjustments.

Reconciliations and descriptions of the effect of the transition from SAS to IFRS on the Group's and the Company's balance sheet and profit and loss are set out in Note 2.

The financial statements of the Group and the Company were previously presented in Singapore dollars, but with effect from the financial statements for the year ended 31 December 2003, have been presented in United States dollars. The comparative figures in respect of 2002 were restated to reflect the change in presentation currency. The reasons for the change are similar to the reasons for preparing the financial statements in accordance with IFRS. The exchange rate of US$1=S$1.7010 (2002: US$1=S$1.734998) was used for translating assets and liabilities at the balance sheet date and US$1=S$1.7417 (2002: US$1=S$1.785475) was used for translating the results for the year.

2 Effect of transition from SAS to IFRS

(a) Reconciliation of Consolidated Balance Sheet at 1 January 2002 and 31 December 2002

	Reference	SAS S$m	SAS US$m	Effect of Transition to IFRS US$m	IFRS US$m
At 1 January 2002					
Property, plant and equipment	(i)	127.1	68.7	(0.2)	68.5
Leasehold land payments	(ii)	-	-	9.5	9.5
Interests in associates and joint ventures	(iii)	332.0	179.5	10.0	189.5
Other non-current assets	(iv)	19.2	10.4	0.2	10.6
Debtors	(iv)	305.0	164.9	1.5	166.4
Creditors	(iv)	(246.4)	(133.2)	0.2	(133.0)
Deferred tax assets/(liabilities)	(v)	9.7	5.2	(3.2)	2.0
Other non-current liabilities	(iv)	(3.3)	(1.8)	(4.0)	(5.8)
Net assets		1,189.5	643.0	14.0	657.0
Fair value and other reserves	(viii)	39.7	21.4	(17.2)	4.2
Revenue reserve	(ix)	276.7	149.6	31.6	181.2
Shareholders' funds		806.1	435.7	14.4	450.1
Minorities		383.5	207.3	(0.4)	206.9
At 31 December 2002					
Property, plant and equipment	(i)	119.8	69.0	3.1	72.1
Leasehold land payments	(ii)	-	-	9.8	9.8
Interests in associates and joint ventures	(iii)	501.6	289.0	18.6	307.6
Debtors	(iv)	364.9	210.4	0.1	210.5
Creditors	(iv)	(218.9)	(126.2)	(2.1)	(128.3)
Deferred tax assets/(liabilities)	(v)	2.0	1.1	(3.7)	(2.6)
Other non-current liabilities	(iv)	(6.0)	(3.5)	(4.1)	(7.6)
Net assets		1,365.6	787.1	21.7	808.8
Fair value and other reserves	(viii)	29.8	15.9	(3.6)	12.3
Revenue reserve	(ix)	500.8	307.7	25.8	333.5
Shareholders' funds		1,034.8	596.4	22.2	618.6
Minorities		330.8	190.7	(0.5)	190.2

(b) Reconciliation of Consolidated Profit and Loss for 2002

	Reference	SAS S$m	SAS US$m	Effect of transition to IFRS US$m	IFRS US$m
Depreciation and amortisation	(i)	(15.1)	(8.5)	(1.0)	(9.5)
Fair value changes of investment properties	(vi)	(23.8)	(13.3)	(15.2)	(28.5)
Fair value changes in derivative financial instruments	(iv)	-	-	(4.3)	(4.3)
Share of results of associates and joint ventures (net of tax)	(iii)	225.1	126.1	3.2	129.3
Profit before tax		265.8	148.9	(17.3)	131.6
Tax		(18.3)	(10.3)	0.1	(10.2)
Profit attributable to:					
Shareholders		231.0	129.4	10.9	118.5
Minorities		16.5	9.2	(6.3)	2.9

(c) Reconciliation of Company Balance Sheet at 1 January 2002 and 31 December 2002

	Reference	SAS S$m	SAS US$m	Effect of transition to IFRS US$m	IFRS US$m
At 1 January 2002					
Creditors	(iv)	(7.2)	(3.9)	0.6	(3.3)
Other non-current liabilities	(iv)	-	-	(3.7)	(3.7)
Net assets		928.4	501.8	(3.1)	498.7
Revenue reserve	(ix)	438.7	237.1	(3.1)	234.0
Shareholders' funds		928.4	501.8	(3.1)	498.7
At 31 December 2002					
Creditors	(iv)	(5.7)	(3.3)	(2.2)	(5.5)
Other non-current liabilities	(iv)	-	-	(3.9)	(3.9)
Net assets		1,116.0	643.2	(6.1)	637.1
Revenue reserve	(ix)	611.8	370.4	(6.1)	364.3
Shareholders' funds		1,116.0	643.2	(6.1)	637.1

(d) Reconciliation of Company Profit and Loss for 2002

	Reference	SAS S$m	SAS US$m	Effect of transition to IFRS US$m	IFRS US$m
Fair value changes in derivative financial instruments	(iv)	-	-	(2.6)	(2.6)
Translation reserve realised	(vii)	-	-	2.7	2.7
Profit before tax		226.7	126.9	0.1	127.0
Tax		(30.5)	(17.1)	-	(17.1)
Profit after tax		196.2	109.8	0.1	109.9

(e) Notes to the reconciliation of Consolidated and Company balance sheet at 1 January 2003 and 31 December 2002 and Consolidated and Company profit and loss for 2002

Reference

(i)&(ii) Under the present policy, owner-occupied freehold land and buildings and the building component of leasehold properties are stated at valuation and depreciation is adjusted to reflect the changes in valuation. Under the previous policy, such assets were stated at cost and depreciated.

Leasehold land which are up-front payments to acquire long-term interests in owner-occupied properties are now classified under leasehold land payments and are stated at cost and amortised. Under the previous policy, payments for leasehold land were also stated at cost and amortised, but classified under property, plant and equipment.

(e) Notes to the reconciliation of Consolidated and Company balance sheet at 1 January 2003 and 31 December 2002 and Consolidated and Company profit and loss for 2002 (cont'd)

(iii) Interests in associates and joint ventures were adjusted to reflect the fair value changes in biological assets, derivative financial instruments and the building component of owner-occupied leasehold properties which are now stated at fair value.

Under the previous policy, biological assets were carried at cost less amortisation, fair value changes of derivative financial instruments which do not qualify as cash flow hedges were not recognised, but disclosed in the financial statements. In addition, owner-occupied buildings were stated at cost less depreciation.

(iv) Debtors, creditors, other non-current assets and liabilities were adjusted to include fair value changes in current and non-current derivative financial instruments.

Under the present policy, outstanding foreign exchange forward contracts and interest rate swaps are carried at fair values. Fair value changes of derivative financial instruments that do not qualify as fair value hedges are recorded in the consolidated profit and loss account, changes in the fair value of derivative financial instruments that qualify as cash flow hedges are recorded in the hedging reserve. Trade creditors hedged by forward exchange contracts are translated at the balance sheet date rates and exchange adjustments are taken to the profit and loss accounts.

Under the previous policy, fair value changes of derivative financial instruments were not recognised, but disclosed in the financial statements and trade creditors hedged by forward exchange contracts were translated at the balance sheet date at the hedged rates.

(v) Deferred tax assets/(liabilities) were adjusted to reflect the effect of the changes in the accounting policies.

(vi) Under the present policy, investment properties are carried at fair value and the surplus or deficit is recognised in the consolidated profit and loss account. Under the previous policy, investment properties are carried at revalued amounts and the surplus or deficit is taken to the asset revaluation reserve. Where the deficit exceeds the surplus, the excess is taken to the consolidated profit and loss account.

(vii) The adjustment is due to the realisation of translation reserve. Under the previous policy, translation differences on monetary items, that in substance, form part of the Company's investment in a foreign entity, are taken directly to translation reserve. Under the present policy, such translation differences are taken to the profit and loss account.

(viii) The decrease in the fair value and other reserves arose mainly because the Group changed its policy to value its owner-occupied freehold land and buildings and the building component of leasehold properties. It also opted to use the "fair value as deemed cost" exemption, under which any revaluations carried out prior to 1 January 2002 are deemed as cost and any balance in the asset revaluation reserve is transferred to revenue reserve.

(ix) The change in revenue reserve is due mainly to the transfer of the balance in the asset revaluation reserve to the revenue reserve for investment properties as described in note (vi), the transfer of the asset revaluation reserve of other freehold land and buildings and the building component of leasehold properties to revenue reserve as described in note (viii) and fair value changes of derivative financial instruments.

3 Reconciliation between IAS 17 and IAS 40 and FRS 25

The following reconciliation of the differences between IAS 17 Leases ("IAS 17) and IAS 40 Investment Properties ("IAS 40") and Singapore's FRS 25 Accounting for Investments is disclosed as required by the Registrar of Companies and Businesses in approving the Company's application for the adoption of International Financial Reporting Standards.

The difference between IAS 17 and IAS 40 and FRS 25 arises from the accounting treatment of valuation changes in investment properties. Under IAS 40, investment properties are carried at fair value and changes in fair values are recognised directly in the consolidated profit and loss account. This contrasts with FRS 25 where the investment properties are carried at revalued amounts. The net surplus or deficit on revaluation is first taken to revaluation reserve unless the revaluation surplus is insufficient to cover the deficit, in which case, the amount by which the deficit exceeds the available surplus is charged to the consolidated profit and loss account.

The financial effects on key financial information are disclosed as follows:

	Investment properties US$m	Net assets US$m	Profit before tax US$m	Profit attributable to shareholders US$m	Earnings per share US¢
IFRS Group balances as at 31 December 2003	231.8	1,222.6	209.8	194.7	67.8
Effect of transfer of fair value changes to asset revaluation reserve:					
- profit before tax	-	-	5.0	5.0	
- tax	-	-	-	(0.7)	
- minorities	-	-	-	(1.4)	
FRS 25 Group adjusted balances as at 31 December 2003	231.8	1,222.6	214.8	197.6	68.8

4 Revenue and profit

Year ended 31 December	Group 2003 US$m	2002 US$m	Change %
Revenue:			
- 1st half	**775.3**	676.9	*15*
- 2nd half	**671.5**	685.4	*-2*
	1,446.8	1,362.3	*6*
Profit after tax:			
- 1st half	**98.5**	72.1	*37*
- 2nd half	**88.4**	66.5	*33*
	186.9	138.6	*35*
IFRS adjustments	**11.0**	(17.2)	*nm*
	197.9	121.4	*63*
Profit before tax is determined after including:			
Interest expense	**(15.9)**	(13.9)	*14*
Interest income	**3.2**	2.2	*45*
Depreciation and amortisation	**(8.5)**	(9.5)	*-11*
Write-back in provision for doubtful debts	**0.8**	0.2	*300*
Write-back in provision for warranty and goodwill	**3.8**	2.3	*65*
Write-back in provision for foreseeable losses of an associate's development property	**8.8**	-	*100*
Net exchange gain/(loss)	**6.4**	(6.9)	*nm*
Profit/(loss) on:			
- sale of property, plant and equipment	**(0.1)**	0.1	*nm*
- sale of an undeveloped land	**1.8**	-	*100*
- sale of properties for sale	**6.2**	-	*100*
- exit from Australian operations	**(15.3)**	-	*100*
- liquidation of a subsidiary	**(2.6)**	-	*100*
- sale of an investment property	**(0.3)**	(1.6)	*-81*
- sale of associates	**-**	1.3	*-100*
Fair value changes of:			
- derivative financial instruments	**6.3**	(4.3)	*nm*
- investment properties	**(31.8)**	(28.5)	*12*
Share of associates':			
- exchange loss on foreign currency debts	**6.6**	19.1	*-65*
- deferred tax	**2.1**	-	*100*
- gain on sale of investments	**16.1**	7.6	*112*
- gain on debt buyback	**6.6**	-	*100*
- fair value adjustment of biological assets	**8.6**	3.4	*153*
Provision for tax in an associate	**-**	(22.4)	*-100*

nm: *not meaningful*

5 Tax

The Group's tax charge in 2003 includes a write-back of US$1.6 million in respect of prior year's tax.

The effective tax rate of the Group was higher for the years ended 31 December 2003 and 31 December 2002 as the fair value changes of investment properties and certain expenses are not deductible for income tax purposes.

6 Dividends

Year ended 31 December	Group and Company		
	2003 US$m	2002 US$m	*Change %*
Dividends paid (net of tax):			
- Final dividend in respect of 2002 of 12% (2001: 12%) less income tax	**13.0**	12.5	*4*
- Interim dividend in respect of 2003 of 3% (2002: 3%) less income tax	**4.4**	3.2	*38*
	17.4	15.7	*11*
Value of scrip dividends allotted and issued:			
- Final dividend of previous financial year	**9.7**	6.6	*47*
- Interim dividend of current financial year	**-**	1.1	*- 100*
	9.7	7.7	*26*

The Board is recommending a final dividend of US¢7 per share less tax which, together with the interim dividend, will give an unchanged total dividend for the year of US¢9 per share.

7 Earnings per share

Year ended 31 December	Group	
	2003 US$m	2002 US$m
Basic earnings per share		
Profit attributable to shareholders	**194.7**	118.5
Weighted average number of ordinary shares in issue (millions)	**287.1**	263.9
Basic earnings per share	**US¢67.8**	US¢44.9
Diluted earnings per share		
Profit attributable to shareholders	**194.7**	118.5
Weighted average number of ordinary shares in issue (millions)	**287.1**	263.9
Adjustment for assumed conversion of share options (millions)	**0.6**	0.3
Weighted average number of ordinary shares for diluted earnings per share (millions)	**287.7**	264.2
Diluted earnings per share	**US¢67.7**	US¢44.9

7 Earnings per share (cont'd)

Year ended 31 December	Group 2003 US$m	2002 US$m
Underlying earnings per share		
Underlying profit attributable to shareholders	**195.9**	132.8
Underlying earnings per share	**US¢68.2**	US¢50.3
Diluted underlying earnings per share	**US¢68.1**	US¢50.3

A reconciliation of the underlying profit and profit attributable to shareholders is as follows:

	Group					
	Profit before tax			Profit attributable to shareholders		
Year ended 31 December	**2003 US$m**	2002 US$m	*Change %*	**2003 US$m**	2002 US$m	*Change %*
Profit before material, recurring and exceptional items	**196.4**	160.2	*23*	**174.3**	141.6	*23*
Add: Material, recurring items						
Share of associates':						
- exchange loss on foreign currency debts	**6.6**	19.1	*- 65*	**6.6**	19.1	*- 65*
- deferred tax	**2.1**	-	*100*	**2.1**	-	*100*
Provision for tax in an associate	**-**	(22.4)	*-100*	**-**	(22.4)	*- 100*
Write-back in provision for warranty in a subsidiary	**6.6**	-	*100*	**6.6**	-	*100*
Write-off of deferred tax asset in a subsidiary	**-**	-	-	**-**	(5.5)	*- 100*
Write-back in provision for foreseeable losses of an associate's development property	**8.8**	-	*100*	**5.7**	-	*100*
Profit on sale of an undeveloped land	**1.8**	-	*100*	**0.6**	-	*100*
	25.9	(3.3)	*nm*	**21.6**	(8.8)	*nm*
Underlying profit	**222.3**	156.9	*42*	**195.9**	132.8	*48*
Add: Exceptional items						
Share of associates':						
- gain on sale of investments	**16.1**	7.6	*112*	**16.1**	7.6	*112*
- gain on debt buyback	**6.6**	-	*100*	**6.6**	-	*100*
- fair value adjustment of biological assets	**8.6**	3.4	*153*	**8.6**	3.4	*153*
Profit on sale of Australian properties	**6.2**	-	*100*	**6.2**	-	*100*
Loss on exit from Australian operations	**(15.3)**	-	*100*	**(15.3)**	-	*100*
Fair value changes of investment properties	**(31.8)**	(28.5)	*12*	**(21.6)**	(17.8)	*21*
Deferred tax on fair value changes of investment properties	**-**	-	-	**0.1**	-	*100*
Loss on liquidation of a subsidiary	**(2.6)**	-	*100*	**(1.7)**	-	*100*
Loss on sale of an investment property	**(0.3)**	(1.6)	*- 81*	**(0.2)**	(1.1)	*- 82*
Profit on sale of associates	**-**	1.3	*- 100*	**-**	1.1	*- 100*
Exchange losses on loans to subsidiaries	**-**	(7.5)	*- 100*	**-**	(7.5)	*- 100*
	(12.5)	(25.3)	*- 51*	**(1.2)**	(14.3)	*- 92*
	209.8	131.6	*59*	**194.7**	118.5	*64*

8 Segment information

Primary reporting format – business segment

	Astra US$m	Motor US$m	Property US$m	Others US$m	Total US$m
Year ended 31 December 2003					
Revenue		1,307.4	139.4	-	1,446.8
Operating profit		29.0	(3.6)	(3.7)	21.7
Net financing charges					(7.3)
Share of associates' and joint ventures' results	175.5	9.4	10.3	0.2	195.4
Profit before tax					209.8
Tax					(11.9)
Profit after tax					197.9
Profit attributable to:					
Shareholders					194.7
Minorities					3.2
					197.9
Segment assets	-	422.2	683.9	32.8	1,138.9
Interests in associates and joint ventures	519.8	41.6	17.8	3.9	583.1
	519.8	463.8	701.7	36.7	1,722.0
Unallocated assets					4.2
Total assets					1,726.2
Segment liabilities	-	180.2	153.0	146.7	479.9
Unallocated liabilities					23.7
Total liabilities					503.6
Capital expenditure	-	8.6	0.9	0.6	10.1
Depreciation	-	6.6	1.8	0.1	8.5

8 Segment information (cont'd)

	Astra US$m	Motor US$m	Property US$m	Others US$m	Total US$m
Year ended 31 December 2002					
Revenue		1,151.5	210.8	-	1,362.3
Operating profit		23.0	(0.2)	(5.4)	17.4
Net financing charges					(15.1)
Share of associates' and joint ventures' results	112.2	12.4	2.1	2.6	129.3
Profit before tax					131.6
Tax					(10.2)
Profit after tax					121.4
Profit attributable to:					
Shareholders					118.5
Minorities					2.9
					121.4
Segment assets	-	400.3	695.2	29.1	1,124.6
Interests in associates and joint ventures	196.2	99.1	6.6	5.7	307.6
	196.2	499.4	701.8	34.8	1,432.2
Unallocated assets					3.8
Total assets					1,436.0
Segment liabilities	-	216.9	160.9	231.5	609.3
Unallocated liabilities					17.9
Total liabilities					627.2
Capital expenditure	-	4.4	0.5	0.2	5.1
Depreciation	-	5.9	2.0	0.1	8.0

The Group is organised into three main business segments:

1. Astra
2. Motor
3. Property

Other interests of the Group consist mainly of the distribution of diesel engines and marketing of spare parts, hotelier and the Group's central overheads, none of which constitute a separately reportable segment.

Inter-segment revenue is not significant.

Segment assets consist primarily of property, plant and equipment, investment properties, development properties, operating assets and cash, and exclude current and deferred tax assets.

Segment liabilities comprise operating liabilities and exclude items such as tax.

Capital expenditure comprises additions to property, plant and equipment.

Secondary reporting format - geographical segments

The Group's three business segments operate in four main geographical areas:

Singapore is the home country of the Company. The areas of operation are principally vehicle distribution and retailing, property investment and property development and the other interests of the Group.

Indonesia - the areas of operation are mainly vehicle assembly, distribution and retailing, and financial services related to the motor industry while other businesses consist of agribusiness, heavy equipment and information technology and consumer goods.

8 Segment information (cont'd)

Malaysia - the areas of operation are mainly vehicle assembly, distribution and retailing, hotelier and the holding of properties in Malaysia for rental.

Australasia - the areas of operation are mainly vehicle and truck distribution and retailing and servicing of vehicles and trucks.

Revenue is based on the country in which the customer is located. It would not be materially different if it is based on the country in which the order is received. Total assets and capital expenditure are shown by the geographical area in which the assets are located.

	Revenue US$m	Total assets US$m	Capital expenditure US$m
Year ended 31 December 2003			
Singapore	897.4	819.5	7.4
Indonesia	-	519.8	-
Malaysia	44.5	278.1	0.2
Australasia	474.0	97.7	2.4
Others	30.9	11.1	0.1
	1,446.8	1,726.2	10.1
Year ended 31 December 2002			
Singapore	809.7	820.5	2.1
Indonesia	-	196.2	-
Malaysia	52.4	187.8	0.3
Australasia	482.3	225.3	2.7
Others	17.9	6.2	-
	1,362.3	1,436.0	5.1

9 Borrowings

	Group	
	At 31.12.03 US$m	At 31.12.02 US$m
Borrowings due within one year:		
- secured	**16.1**	120.6
- unsecured	**243.7**	203.5
	259.8	324.1
Borrowings due after one year:		
- secured	**57.7**	36.8
- unsecured	**5.6**	86.6
	63.3	123.4
Total borrowings	**323.1**	447.5

Certain subsidiaries of the Company pledged their assets in order to obtain loans from financial institutions. The net book value of properties and other assets pledged/mortgaged to financial institutions amounted to US$155.0 million (31.12.02: US$392.6 million).

10 Cash flows from operating activities

For the year ended 31 December	Group 2003 US$m	2002 US$m
Profit before tax	**209.8**	131.6
Adjustments for:		
Net financing charges	**7.3**	15.1
Share of associates' and joint ventures' results	**(195.4)**	(129.3)
Depreciation, amortisation and impairment of fixed assets	**8.3**	9.4
Foreign exchange translation difference	**(6.3)**	9.7
Loss/(profit) on sale of property, plant and equipment	**0.1**	(0.1)
Profit on sale of properties for sale	**(6.2)**	-
Write back in provision for warranty in a subsidiary	**(6.6)**	-
Loss on disposal of subsidiaries	**5.2**	-
Fair value changes of investment properties	**31.8**	28.5
Loss on sale of an investment property	**0.3**	1.6
Profit on sale of associates	**-**	(1.3)
Exchange losses on loans to subsidiaries	**-**	7.5
	(161.5)	(58.9)
Operating profit before working capital changes	**48.3**	72.7
Changes in development properties for sale (excluding interest capitalised during the period)	**(47.5)**	123.5
Changes in working capital:		
Stocks	**63.8**	11.7
Debtors	**14.8**	(3.3)
Creditors	**34.5**	10.7
Retention money payable	**1.3**	1.6
Amounts owing by/to associates and joint ventures	**44.6**	(29.3)
	159.0	(8.6)
Cash flows from operations	**159.8**	187.6

11 Issue of shares

The number of shares that may be issued on conversion of all outstanding options granted pursuant to the CCL Executives' Share Option Schemes amounted to 2,138,400 as at 31 December 2003 (31.12.02: 3,380,501).

Between 1 October 2003 and 31 December 2003, 141,500 ordinary shares were issued for cash to executives who exercised the options granted under the CCL Executives' Share Option Scheme 2000 to subscribe for shares of S$1.00 each in the capital of the Company at the exercise prices of S$2.907, S$2.330 and S$2.927 following the Company's rights issue.

Except for those mentioned above, there were no other rights, bonus or equity issues during the period between 1 October 2003 and 31 December 2003.

12 Interested person transactions

Name of interested person	Aggregate value of all interested person transactions (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)
	US$m	US$m
For the 3 months ended 31 December 2003		
Jardine Matheson Limited		
- management consultancy services	-	0.3
Jardine OneSolution (2001) Pte Ltd		
- purchase of IT products and services	-	0.1
Cycle & Carriage Bintang Berhad - management fee	-	0.1
	-	0.5

13 Others

The results do not include any pre-acquisition profits and have not been affected by any item, transaction or event of a material or unusual nature other than the material, recurring and exceptional items set out in note 7 of this report.

No other significant transaction or event has occurred between 31 December 2003 and the date of this report, except that on 1 January 2004, the Group completed the sale of its 50% interest in Audi Australia Pty Ltd.

14 Closure of books

NOTICE IS HEREBY GIVEN that the Transfer Books and the Register of Members will be closed from 15 May 2004 to 17 May 2004 (both dates inclusive) for the purpose of determining shareholders' entitlement to the final dividend.

Duly completed transfers received by Jardine Cycle & Carriage Limited's Share Registrar, M&C Services Private Limited at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 up to 5.00 p.m. on 14 May 2004 ("Books Closure Date") will be registered before entitlements to the final dividend are determined. Shareholders whose securities accounts with The Central Depository (Pte) Limited ("CDP") are credited with shares as at the Books Closure Date will be entitled to the final dividend. The final dividend will be paid on 6 July 2004. As in the previous years, shareholders will continue to have the option to receive the dividend in scrip. Shareholders who do not elect for the scrip alternative will have the option to receive the dividend in Singapore dollars. In the absence of any election, the dividend will be paid in US dollars. Details on these electives will be furnished to shareholders in due course.

15 Notice pursuant to Rule 704(11) of the Listing Manual

Pursuant to Rule 704(11) of the SGX-ST Listing Manual, Jardine Cycle & Carriage Limited wishes to announce that no person occupying a managerial position in the Company or any of its principal subsidiaries is a relative of a director or chief executive officer or substantial shareholder of the Company.

- end -

For further information, please contact:
Jardine Cycle & Carriage Limited
Ho Yeng Tat Tel: 65 64708108

Full text of the Financial Statements and Dividend Announcement for 2003 can be accessed through the internet at 'www.jcclgroup.com'.